FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Item 2:

Date of Material Change

July 28, 2016

Item 3:

News Release

A news release announcing the material change was disseminated on July 28, 2016 through Marketwired and filed on SEDAR.

Item 4:

Summary of Material Change

On July 28, 2016, Fortuna completed its previously announced acquisition of all of the issued and outstanding shares of Goldrock Mines Corp. (“Goldrock”) by way of plan of arrangement (the “Arrangement”). Goldrock is now a wholly-owned subsidiary of Fortuna.

Item 5:

Full Description of Material Change

On July 28, 2016, Fortuna completed its previously announced acquisition of all of the issued and outstanding shares of Goldrock by way of plan of arrangement. Goldrock is now a wholly-owned subsidiary of Fortuna.

Pursuant to the Arrangement, Goldrock shareholders received 0.1331 of a common share of Fortuna (each whole share, a “Fortuna Share”) for each Goldrock Share held. Additionally, outstanding warrants to purchase Goldrock Shares are now exercisable for Fortuna Shares based on the same exchange ratio.

The Arrangement was approved by the Supreme Court of British Columbia in its final order dated July 26, 2016. The Arrangement remains subject to final approval by the Toronto Stock Exchange, the New York Stock Exchange and the TSX Venture Exchange (the “TSX-V”).

The delisting of the Goldrock Shares from the TSX-V is expected to occur at the close of business on or about July 28, 2016 and applications will be made for Goldrock to cease being a reporting issuer in the applicable jurisdictions.

Full details of the Arrangement are set out in Goldrock’s management information circular dated June 17, 2016, which is filed under Goldrock’s SEDAR profile at www.sedar.com.

Item 6:

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Executive Officer

For further information, please contact Jorge Ganoza, President and Chief Executive Officer at (604) 484-4085

Item 9:

Date of Report

July 28, 2016.